Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Corporation:
Kingsway Financial Services Inc. (“Kingsway” or the “Company”) 7120 Hurontario Street, Suite 800 Mississauga, Ontario L5W 0A9
Item 2.	Date of Material Change:
April 1, 2010
Item 3.	News Release:
The press release was disseminated through CNW Group on April 1, 2010.
Item 4.	Summary of Material Change:

The Company announced that the Commonwealth Court of Pennsylvania has dismissed all the claims against Kingsway and Kingsway America Inc. in the legal action by the Pennsylvania Department of Insurance (“DOI”) challenging the disposition of Lincoln General Insurance Company (“Lincoln”). The Court sustained Kingsway’s objections to the action and rejected the arguments made by the DOI in its pleadings filed on November 20, 2009. The Court confirmed that the disposition of Lincoln did not violate Pennsylvania insurance laws and did not require DOI approval.

Item 5.	Full Description of Material Change:
Please see the press release attached as Schedule “A”.
Item 6.	Reliance of Section 7.1(2) of National Instrument 51-102:
This report is not being filed on a confidential basis.
Item 7.	Omitted Information:
No information has been omitted on the basis that it is confidential.
Item 8.	Executive Officer:
Colin Simpson President and Chief Executive Officer Tel: (905) 677-8889
Item 9.	Date of Report:
April 1, 2010

Schedule “A”

Kingsway Announces Dismissal of All Claims Against Kingsway in Pennsylvania Action
 Court Rejects All Arguments By Department of Insurance Challenging Lincoln Disposition

TORONTO, April 1, 2010 - Kingsway Financial Services Inc. (“Kingsway”) announces today that the Commonwealth Court of Pennsylvania has dismissed all the claims against Kingsway and Kingsway America Inc. in the legal action by the Pennsylvania Department of Insurance (“DOI”) challenging the disposition of Lincoln General Insurance Company (“Lincoln”). The Court sustained Kingsway’s objections to the action and rejected the arguments made by the DOI in its pleadings filed on November 20, 2009. The Court confirmed that the disposition of Lincoln did not violate Pennsylvania insurance laws and did not require DOI approval.

Kingsway has met and will continue to meet all of its regulatory and contractual obligations in respect of Lincoln.

About  Kingsway
Kingsway Financial Services Inc. (“Kingsway” or the “Company”) is a leading non-standard automobile insurer and commercial automobile insurer in North America.  Kingsway’s primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers, and commercial automobile insurance. The Company operates through wholly-owned insurance subsidiaries in the U.S. which it is currently consolidating into three operating units to reduce overhead and strengthen its competitive position. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.